UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bicara Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

055477103

(CUSIP Number)

September 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055477103
1.	Names of Reporting Persons Red Tree Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,170,509 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,170,509 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,509 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Red Tree Venture Fund, L.P. (“Red Tree LP”), Red Tree GP, LLC (Red Tree GP”) and Heath Lukatch (“Lukatch” and, with Red Tree LP and Red Tree GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 3,170,509 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based upon 54,385,925 shares of Common Stock outstanding as of September 16, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2024.

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CUSIP No. 055477103
1.	Names of Reporting Persons Red Tree GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,170,509 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,170,509 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,509 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 3,170,509 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based upon 54,385,925 shares of Common Stock outstanding as of September 16, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 13, 2024.

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CUSIP No. 055477103
1.	Names of Reporting Persons Heath Lukatch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,170,509 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,170,509 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,509 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 3,170,509 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based upon 54,385,925 shares of Common Stock outstanding as of September 16, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 13, 2024.

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Item 1.
	(a)	Name of Issuer Bicara Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 116 Huntington Avenue, Suite 703, Boston, MA 02116

Item 2.
	(a)	Name of Person Filing Red Tree Venture Fund, L.P. (“Red Tree LP”) Red Tree GP, LLC (Red Tree GP”) Heath Lukatch (“Lukatch”)
	(b)	Address of Principal Business Office or, if none, Residence 2055 Woodside Road, Suite 270, Redwood City, CA 94061.
	(c)	Citizenship
		Entities:	Red Tree LP	-	Delaware
		Entities:	Red Tree GP	-	Delaware
		Individuals:	Lukatch	-	United States
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 055477103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 26, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Red Tree LP (1)	3,170,509	0	3,170,509	0	3,170,509	3,170,509	5.8%
Red Tree GP (1)	0	0	3,170,509	0	3,170,509	3,170,509	5.8%
Lukatch (1)	0	0	3,170,509	0	3,170,509	3,170,509	5.8%

(1)	Consists of 3,170,509 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.
(2)	This percentage is calculated based upon 54,385,925 shares of Common Stock outstanding as of September 16, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on September 13, 2024.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: of September 26, 2024

Red Tree Venture Fund, L.P.

By:	Red Tree GP, LLC
its	General Partner

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

Red Tree GP, LLC

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

/s/ Heath Lukatch
Heath Lukatch

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Exhibit(s):

A	Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Bicara Therapeutics, Inc. is filed on behalf of each of us.

Dated: of September 26, 2024

Red Tree Venture Fund, L.P.

By:	Red Tree GP, LLC
its	General Partner

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

Red Tree GP, LLC

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

/s/ Heath Lukatch
Heath Lukatch